UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4)

RULE 13e-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

PIKE CORPORATION

(Name of the Issuer)

Pike Corporation

Pioneer Parent, Inc.

Pioneer Merger Sub, Inc.

Court Square Capital Partners III, L.P.

Court Square Capital GP III, LLC

Mr. J. Eric Pike

Takuan, LLC

Joe B. / Anne A. Pike Generation Skipping Trust

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

721283 10 9

(CUSIP Number of Class of Securities)

Pike Corporation c/o Anthony K. Slater Executive Vice President & Chief Financial Officer 100 Pike Way Mount Airy, North Carolina 27030 (336) 789-2171	J. Eric Pike c/o Pike Corporation 100 Pike Way Mount Airy, North Carolina 27030 (336) 789-2171	Joseph M. Silvestri Managing Partner Court Square Capital Partners 55 East 52nd Street, 34th Floor New York, New York 10055 (212) 752-6110

(Names, Addresses and Telephone Numbers of Persons Authorized to Receive

Notices and Communications on Behalf of the Persons Filing Statement)

Copies to:

James R. Wyche, Esq. Moore & Van Allen PLLC 100 North Tryon Street, Suite 4700 Charlotte, North Carolina 28202-4003 (704) 331-1000	Harrison L. Marshall, Jr., Esq. McGuireWoods LLP 201 North Tryon Street, Suite 3000 Charlotte, North Carolina 28202-2146 (704) 343-2000

Geraldine A. Sinatra, Esq. Dechert LLP Cira Centre 2929 Arch Street Philadelphia, Pennsylvania 19104-2808 (215) 994-4000	C. Richard Rayburn, Jr., Esq. Rayburn Cooper & Durham, P.A. 227 West Trade Street, Suite 1200 Charlotte, North Carolina 28202-1672 (704) 334-0891

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$392,185,434	$50,513.48

*	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11: In accordance with Exchange Act Rule 0-11(c), the filing fee of $50,513.48 was determined by multiplying 0.0001288 by the proposed maximum aggregate value of the transaction of $392,185,434. The proposed maximum aggregate value of the transaction was calculated as the sum of (i) the product of (a) 32,457,655 issued and outstanding shares of common stock (including shares subject to restricted stock units and deferred stock units) as of September 15, 2014, and (b) the per share merger consideration of $12.00; plus (ii) $2,693,574, the amount expected to be paid to holders of employee stock options outstanding as of September 15, 2014 with an exercise price less than the merger consideration of $12.00 per share.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $50,513.48
Form or Registration No.: Schedule 14A
Filing Party: Pike Corporation
Date Filed: September 19, 2014

Introduction

This Amendment No. 4 to Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Pike Corporation, a North Carolina corporation (the “Company”) and the issuer of the common stock, par value $0.001 per share (the “Common Stock”), that is subject to the Rule 13e-3 transaction, (ii) Pioneer Parent, Inc., a Delaware corporation (“Parent”), (iii) Pioneer Merger Sub, Inc., a North Carolina corporation and a direct, wholly-owned subsidiary of Parent (“Merger Sub” and, together with Parent, the “Parent Parties”), (iv) Court Square Capital Partners III, L.P., a Delaware limited partnership, and Court Square Capital GP III, LLC, a Delaware limited liability company, and (v) Mr. J. Eric Pike, an individual and Chairman and Chief Executive Officer of the Company and sole member and manager of Takuan, LLC, a North Carolina limited liability company (“Takuan”), and the Joe B. / Anne A. Pike Generation Skipping Trust (the “Trust” and, together with Mr. Pike and Takuan, the “J. Eric Pike Filing Persons”).

On August 4, 2014, the Company, Parent and Merger Sub entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent. Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, relating to a special meeting of the shareholders of the Company at which the holders of the Common Stock will be asked to consider and vote on a proposal to approve the Merger Agreement. The approval of the Merger Agreement by the affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Common Stock entitled to vote thereon is a condition to the consummation of the Merger. A copy of the Proxy Statement is attached hereto as Exhibit (a)(2)(i) and a copy of the Merger Agreement is attached as Appendix A to the Proxy Statement.

Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than excluded shares, Company restricted shares and shares held by any of the Company’s shareholders who are entitled to and properly exercise appraisal rights under North Carolina law) will be converted automatically into the right to receive $12.00 in cash (the “Merger Consideration”), without interest and less any applicable withholding taxes, whereupon all such shares will be automatically cancelled upon the conversion thereof and will cease to exist, and the holders of such shares will cease to have any rights with respect thereto, other than the right to receive the Merger Consideration. Shares of Common Stock held by either of the Parent Parties (including certain shares held by the J. Eric Pike Filing Persons, which shares will be contributed to Parent prior to the Merger) and by any of the Company’s shareholders who are entitled to and properly exercise appraisal rights under North Carolina law will not be entitled to receive the Merger Consideration.

Except as otherwise agreed to in writing prior to the Effective Time by Parent and a holder of an option to purchase shares of Common Stock (each, a “Company stock option”) with respect to any of such holder’s Company stock options, each Company stock option granted under the Company’s compensation plans, whether vested or unvested and whether with an exercise price per share that is greater or less than, or equal to, $12.00, that is outstanding immediately prior to the Effective Time, will, as of the Effective Time, become fully vested and be cancelled and converted into the right to receive from the surviving corporation an amount in cash, without interest, equal to the product of (i) the total number of shares of Common Stock subject to such Company stock option as of immediately prior to the

Effective Time and (ii) the excess, if any, of $12.00 over the exercise price per share of Common Stock subject to such Company stock option, less such amounts as are required to be withheld or deducted under applicable tax provisions. In addition, except as otherwise agreed to in writing prior to the Effective Time by Parent and a holder of an award of restricted stock units or deferred stock units that correspond to shares of Common Stock (each, a “Company RSU award”) with respect to any of such holder’s Company RSU awards, each Company RSU award that is outstanding immediately prior to the Effective Time, will, as of the Effective Time, become fully vested and be cancelled and converted into the right to receive from the surviving corporation an amount in cash, without interest, equal to the product of (i) the total number of shares of Common Stock subject to such Company RSU award and (ii) $12.00, less such amounts as are required to be withheld or deducted under applicable tax provisions. Except as otherwise agreed to in writing prior to the Effective Time by Parent and a holder of any Company restricted shares (each, a “Company restricted share”) with respect to any of such holder’s Company restricted shares, each Company restricted share that is outstanding immediately prior to the Effective Time, will, as of the Effective Time, become fully vested and be cancelled and converted into the right to receive from the surviving corporation an amount in cash, without interest, equal to $12.00, less such amounts as are required to be withheld or deducted under applicable tax provisions.

As of November 14, 2014, the J. Eric Pike Filing Persons beneficially owned, in the aggregate, 3,008,956 shares of Common Stock (including 870,463 shares subject to Company stock options that are currently exercisable or exercisable within 60 days of November 14, 2014), or approximately 9.1% of the total number of issued and outstanding shares of Common Stock as of November 14, 2014, and have agreed with Parent to contribute to Parent 1,644,275 shares of Common Stock (out of the 3,008,956 shares of Common Stock owned by the J. Eric Pike Filing Persons as of November 14, 2014), and, in the case of Mr. Pike, to provide an additional $1,078,308 (representing proceeds from the disposition of Company RSU awards and Company stock options) in cash equity financing for the Merger, in exchange for common stock of Parent immediately prior to the consummation of the Merger.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all appendices thereto, is incorporated by reference herein in its entirety, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto.

While each of the Filing Persons acknowledges that the Merger is a going private transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1.	Summary Term Sheet.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

Item 2.	Subject Company Information.

(a) Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“The Parties to the Merger—Pike Corporation”

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Special Meeting—Purpose of the Meeting”

“Summary Term Sheet—The Special Meeting—Record Date and Quorum”

“Questions and Answers About the Special Meeting and the Merger”

“The Special Meeting—Record Date and Quorum”

“Important Information Regarding the Company—Security Ownership of Certain Beneficial Owners and Management”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding the Company—Market Price of the Common Stock and Dividend Information”

(d) Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“The Merger Agreement—Conduct of Business Pending the Merger”

“Important Information Regarding the Company—Market Price of the Common Stock and Dividend Information”

(e) Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding the Company—Prior Public Offerings”

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding the Company—Transactions in Common Stock”

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. Pike Corporation is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Parties to the Merger”

“Summary Term Sheet—The Special Meeting—Purpose of the Meeting”

“The Parties to the Merger”

“Important Information Regarding the Company—Company Background”

“Important Information Regarding the Company—Directors and Executive Officers”

“Important Information Regarding the Parent Parties, the CSCP Filing Persons and the J. Eric Pike Investors”

(b) Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Parties to the Merger”

“The Parties to the Merger”

“Important Information Regarding the Company—Company Background”

“Important Information Regarding the Company—Directors and Executive Officers”

“Important Information Regarding the Parent Parties, the CSCP Filing Persons and the J. Eric Pike Investors”

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding the Company—Directors and Executive Officers”

“Important Information Regarding the Parent Parties, the CSCP Filing Persons and the J. Eric Pike Investors”

Item 4.	Terms of the Transaction.

(a) Material Terms.

(1) Tender Offers. Not applicable.

(2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Background of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Reasons for the Merger; Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Purposes and Reasons of the Company for the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Purposes and Reasons of the Parent Parties and the CSCP Filing Persons for the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Purposes and Reasons of the J. Eric Pike Investors for the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Plans for the Company After the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Certain Effects of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Anticipated Accounting Treatment of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Payment of Merger Consideration and Surrender of Stock Certificates”

“The Special Meeting—Vote Required for Approval”

“The Merger Agreement—Effect of the Merger on the Common Stock”

“The Merger Agreement—Treatment of Company Stock Options, Company RSU Awards and Company Restricted Shares”

“The Merger Agreement—Payment for the Common Stock in the Merger”

“The Merger Agreement—Conditions to the Merger”

Appendix A: Agreement and Plan of Merger

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Certain Effects of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Financing for the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Effect of the Merger on the Common Stock”

“The Merger Agreement—Treatment of Company Stock Options, Company RSU Awards and Company Restricted Shares”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Appraisal Rights”

“Questions and Answers About the Special Meeting and the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Appraisal Rights”

Appendix C: Article 13 of the North Carolina Business Corporation Act

Appendix D: Pike Corporation Fiscal 2014 Audited Consolidated Financial Statements

Appendix E: Pike Corporation First Quarter Fiscal 2015 Unaudited Condensed Consolidated Financial Statements

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Proposal 1: Approval of the Merger Agreement – Special Factors—Provisions for Unaffiliated Shareholders”

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Background of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Financing for the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Limited Guarantee”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement”

“Important Information Regarding the Company—Transactions in Common Stock”

Appendix A: Agreement and Plan of Merger

(b)-(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Background of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Reasons for the Merger; Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Position of the Parent Parties and the CSCP Filing Persons as to Fairness of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Position of the J. Eric Pike Investors as to Fairness of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Purposes and Reasons of the Parent Parties and the CSCP Filing Persons for the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Purposes and Reasons of the J. Eric Pike Investors for the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement”

Appendix A: Agreement and Plan of Merger

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Background of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Reasons for the Merger; Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Financing for the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Certain Effects of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger—Voting Agreement”

“The Special Meeting—Vote Required for Approval”

“The Merger Agreement”

Appendix A: Agreement and Plan of Merger

Item 6.	Purposes of the Transaction, and Plans or Proposals.

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Certain Effects of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Payment of Merger Consideration and Surrender of Stock Certificates”

“The Merger Agreement—Effect of the Merger on the Common Stock”

“The Merger Agreement—Treatment of Company Stock Options, Company RSU Awards and Company Restricted Shares”

Appendix A: Agreement and Plan of Merger

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Background of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Reasons for the Merger; Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Position of the Parent Parties and the CSCP Filing Persons as to Fairness of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Position of the J. Eric Pike Investors as to Fairness of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Purposes and Reasons of the Company for the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Purposes and Reasons of the Parent Parties and the CSCP Filings Persons for the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Purposes and Reasons of the J. Eric Pike Investors for the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Plans for the Company After the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Certain Effects of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Financing for the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Structure of the Merger”

“The Merger Agreement—Effect of the Merger on the Common Stock”

“The Merger Agreement—Treatment of Company Stock Options, Company RSU Awards and Company Restricted Shares”

“Important Information Regarding the Company—Market Price of the Common Stock and Dividend Information”

Appendix A: Agreement and Plan of Merger

Item 7.	Purposes, Alternatives, Reasons and Effects.

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Background of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Reasons for the Merger; Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Purposes and Reasons of the Company for the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Purposes and Reasons of the Parent Parties and the CSCP Filing Persons for the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Purposes and Reasons of the J. Eric Pike Investors for the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Plans for the Company After the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Proposal 1: Approval of the Merger Agreement – Special Factors—Background of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Reasons for the Merger; Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Purposes and Reasons of the Company for the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Plans for the Company After the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Background of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Reasons for the Merger; Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Position of the Parent Parties and the CSCP Filing Persons as to Fairness of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Position of the J. Eric Pike Investors as to Fairness of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Purposes and Reasons of the Company for the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Purposes and Reasons of the Parent Parties and the CSCP Filing Persons for the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Purposes and Reasons of the J. Eric Pike Investors for the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Plans for the Company After the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Certain Effects of the Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Background of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Purposes and Reasons of the Company for the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Purposes and Reasons of the Parent Parties and the CSCP Filing Persons for the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Purposes and Reasons of the J. Eric Pike Investors for the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Plans for the Company After the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Certain Effects of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Financing for the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Fees and Expenses”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Rights of Appraisal”

“The Merger Agreement—Structure of the Merger”

“The Merger Agreement—Effect of the Merger on the Common Stock”

“The Merger Agreement—Treatment of Company Stock Options, Company RSU Awards and Company Restricted Shares”

Appendix A: Agreement and Plan of Merger

Appendix C: Article 13 of the North Carolina Business Corporation Act

Item 8.	Fairness of the Transaction.

(a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Background of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Reasons for the Merger; Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Position of the Parent Parties and the CSCP Filing Persons as to Fairness of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Position of the J. Eric Pike Investors as to Fairness of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Purposes and Reasons of the Company for the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Purposes and Reasons of the Parent Parties and the CSCP Filing Persons for the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Purposes and Reasons of the J. Eric Pike Investors for the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

Appendix B: Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated

The update and discussion materials dated August 3, 2014, July 14, 2014, July 7, 2014, June 27, 2014, April 30, 2014, March 28, 2014, March 27, 2014 and March 22, 2014, each prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated and reviewed by the Special Committee of the Board of Directors of the Company (the “Special Committee”), are attached hereto as Exhibits (c)(2), (c)(3), (c)(4), (c)(5), (c)(6), (c)(7), (c)(8) and (c)(9), respectively, and are incorporated by reference herein.

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Reasons for the Merger; Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Position of the Parent Parties and the CSCP Filing Persons as to Fairness of the Merger”

“The Special Meeting—Record Date and Quorum”

“The Special Meeting—Vote Required for Approval”

“The Merger Agreement—Conditions to the Merger”

Appendix A: Agreement and Plan of Merger

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Proposal 1: Approval of the Merger Agreement – Special Factors—Background of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Reasons for the Merger; Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Provisions for Unaffiliated Shareholders”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Background of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Reasons for the Merger; Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Position of the Parent Parties and the CSCP Filing Persons as to Fairness of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Position of the J. Eric Pike Investors as to Fairness of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Special Meeting—Recommendations of the Special Committee and the Board of Directors”

(f)	Other Offers. Not applicable.

Item 9.	Reports, Opinions, Appraisals and Negotiations.

(a)-(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Background of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Reasons for the Merger; Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated”

“Where You Can Find More Information”

Appendix B: Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated

The update and discussion materials dated August 3, 2014, July 14, 2014, July 7, 2014, June 27, 2014, April 30, 2014, March 28, 2014, March 27, 2014 and March 22, 2014, each prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated and reviewed by the Special Committee, are attached hereto as Exhibits (c)(2), (c)(3), (c)(4), (c)(5), (c)(6), (c)(7), (c)(8) and (c)(9), respectively, and are incorporated by reference herein.

The report, opinion or appraisal referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Common Stock or any representative who has been so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration.

(a)-(b), (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Financing for the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Limited Guarantee”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger—Equity Investment by Mr. Pike”

“The Merger Agreement—Other Covenants and Agreements—Financing”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Fees and Expenses”

“The Merger Agreement—Termination Fees; Reimbursement of Expenses”

“The Merger Agreement—Expenses”

Item 11.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Certain Effects of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Important Information Regarding the Company—Security Ownership of Certain Beneficial Owners and Management”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding the Company—Transactions in Common Stock”

Item 12.	The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Background of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Reasons for the Merger; Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Position of the Parent Parties and the CSCP Filing Persons as to Fairness of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Position of the J. Eric Pike Investors as to Fairness of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Purposes and Reasons of the Company for the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Purposes and Reasons of the Parent Parties and the CSCP Filing Persons for the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Purposes and Reasons of the J. Eric Pike Investors for the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Plans for the Company After the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger—Voting Agreement”

“The Special Meeting—Vote Required for Approval”

(e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Background of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Reasons for the Merger; Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Position of the Parent Parties and the CSCP Filing Persons as to Fairness of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Position of the J. Eric Pike Investors as to Fairness of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Purposes and Reasons of the Company for the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Purposes and Reasons of the Parent Parties and the CSCP Filing Persons for the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Purposes and Reasons of the J. Eric Pike Investors for the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Plans for the Company After the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

Item 13.	Financial Statements.

(a) Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding the Company—Selected Summary Historical Consolidated Financial Data”

“Important Information Regarding the Company—Ratio of Earnings to Fixed Charges”

“Important Information Regarding the Company—Book Value Per Share”

“Where You Can Find More Information”

Appendix D: Pike Corporation Fiscal 2014 Audited Consolidated Financial Statements

Appendix E: Pike Corporation First Quarter Fiscal 2015 Unaudited Condensed Consolidated Financial Statements

(b) Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)-(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Background of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Reasons for the Merger; Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies”

“The Special Meeting—Additional Assistance”

Item 15.	Additional Information.

(b) Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Proposal 1: Approval of the Merger Agreement – Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Proposal 2: Advisory Vote on Specified Compensation”

“The Merger Agreement—Treatment of Company Stock Options, Company RSU Awards and Company Restricted Shares”

(c) Other Material Information. The entirety of the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

Item 16.	Exhibits.

(a)(2)(i)	Definitive Proxy Statement of Pike Corporation (incorporated by reference to the Schedule 14A filed with the SEC on November 18, 2014)

(a)(2)(ii)	Form of Proxy Card (included in the Proxy Statement filed herewith as Exhibit (a)(2)(i))

(a)(2)(iii)	Letter to Shareholders (included in the Proxy Statement filed herewith as Exhibit (a)(2)(i))

(a)(2)(iv)	Notice of Special Meeting of Shareholders (included in the Proxy Statement filed herewith as Exhibit (a)(2)(i))

(a)(2)(v)	Press Release issued by Pike Corporation, dated August 4, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC on August 4, 2014)

(a)(2)(vi)	Communication from J. Eric Pike to Employees, transmitted on August 4, 2014 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed with the SEC on August 4, 2014)

(a)(2)(vii)	Frequently Asked Questions for Employees, dated August 4, 2014 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed with the SEC on August 4, 2014)

(a)(2)(viii)	Note, communicated on August 4, 2014 (incorporated by reference to the Schedule 14A filed with the SEC on August 4, 2014)

(a)(2)(ix)	Lender Presentation, dated September 11, 2014 (incorporated by reference to the Schedule 14A filed with the SEC on September 11, 2014)

(b)(1)†	Debt Commitment Letter, dated as of August 4, 2014, among Pioneer Parent, Inc., Pioneer Merger Sub, Inc., JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, KeyBank National Association, SunTrust Robinson Humphrey, Inc. and SunTrust Bank

(c)(1)	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated August 3, 2014 (included as Appendix B of the Proxy Statement filed herewith as Exhibit (a)(2)(i))

(c)(2)†	Discussion Materials of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Special Committee, dated August 3, 2014

(c)(3)†	Discussion Materials of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Special Committee, dated July 14, 2014

(c)(4)†	Discussion Materials of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Special Committee, dated July 7, 2014

(c)(5)†	Discussion Materials of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Special Committee, dated June 27, 2014

(c)(6)†	Discussion Materials of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Special Committee, dated April 30, 2014

(c)(7)††	Discussion Materials of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Special Committee, dated March 28, 2014

(c)(8)†	Discussion Materials of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Special Committee, dated March 27, 2014

(c)(9)†	Discussion Materials of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Special Committee, dated March 22, 2014

(c)(10)†††	Presentation to the Special Committee from Court Square Capital Partners, dated July 2, 2014

(d)(1)	Agreement and Plan of Merger, dated as of August 4, 2014, by and among Pike Corporation, Pioneer Parent, Inc. and Pioneer Merger Sub, Inc. (included as Appendix A of the Proxy Statement filed herewith as Exhibit (a)(2)(i))

(d)(2)	Voting and Support Agreement, dated as of August 4, 2014, by and among Pike Corporation, Pioneer Parent, Inc. and the shareholders listed on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on August 4, 2014)

(d)(3)†	Rollover and Equity Financing Commitment Letter, dated August 4, 2014, among J. Eric Pike, Takuan, LLC, the Joe B. / Anne A. Pike Generation Skipping Trust and Pioneer Parent, Inc.

(d)(4)†	Equity Financing Commitment Letter, dated August 4, 2014, between Court Square Capital Partners III, L.P. and Pioneer Parent, Inc.

(d)(5)†	Limited Guarantee, dated as of August 4, 2014, between Court Square Capital Partners III, L.P. and Pike Corporation in favor of Pike Corporation

(f)(1)	Article 13 of the North Carolina Business Corporation Act (included as Appendix C of the Proxy Statement filed herewith as Exhibit (a)(2)(i))

†	Previously filed by this Transaction Statement on September 19, 2014.
††	Previously filed by this Transaction Statement on October 30, 2014.
†††	Previously filed by this Transaction Statement on November 14, 2014.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of November 18, 2014

PIKE CORPORATION

By:	/s/ Anthony K. Slater
Name:	Anthony K. Slater
Title:	Executive Vice President and
Chief Financial Officer

PIONEER PARENT, INC.

By:	/s/ Kevin D. Brown
Name:	Kevin D. Brown
Title:	Secretary

PIONEER MERGER SUB, INC.

By:	/s/ Kevin D. Brown
Name:	Kevin D. Brown
Title:	Secretary

COURT SQUARE CAPITAL PARTNERS III, L.P.

By:	COURT SQUARE CAPITAL GP III, LLC,
its General Partner

By:	/s/ Joseph M. Silvestri
Name:	Joseph M. Silvestri
Title:	Managing Partner

COURT SQUARE CAPITAL GP III, LLC

By:	/s/ Joseph M. Silvestri
Name:	Joseph M. Silvestri
Title:	Managing Partner

J. ERIC PIKE

By:	/s/ J. Eric Pike
J. Eric Pike

TAKUAN, LLC

By:	/s/ J. Eric Pike
Name:	J. Eric Pike
Title:	Manager

JOE B. / ANNE A. PIKE GENERATION SKIPPING TRUST

By:	/s/ J. Eric Pike
Name:	J. Eric Pike
Title:	Trustee